

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Via U.S. Mail
John H. Peper
General Counsel
Energy Partners, Ltd.
201 St. Charles Ave., Suite 3400
New Orleans, LA 70170

RE: **Energy Partners, Ltd.**
Registration Statement on Form S-3
Filed March 25, 2011
File No. 333-173076

Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 3, 2011, as amended March 24, 2011
File No. 1-16179

Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 4, 2010
File No. 1-16179

Dear Mr. Peper:

We have reviewed the above-referenced filings and have the following comments. We have limited our review of your registration statement and your annual report on Form 10-K for the fiscal year ended December 31, 2010 to the issues that we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1.   Please note that we will not be in a position to accelerate the effectiveness of this registration statement until you have resolved all outstanding comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2010

General

2.   We note your response to comment 1 in our letter dated December 30, 2010, and your disclosure at page 33 of your annual report on Form 10-K for the fiscal year ended December 31, 2010 that the insurance policies that you describe are subject to deductibles, sub-limits, and/or self-insurance. Please revise your disclosure to quantify such deductibles, sub-limits and self-insurance.

3.   We note your response to comment 2 in our letter dated December 30, 2010. Please revise your disclosure to include the information provided in such response. In addition, please revise your disclosure to quantify the resources that you have reserved, or would be able to use, under your oil spill response plan in the event of an oil spill or leak from your offshore operations. Such disclosure should include a quantification of the physical resources available, and should address your ability to respond to multiple spills or leaks.

4.   We note your response to comment 11 in our letter dated December 30, 2010. With respect to your annual report for the year ended December 31, 2010, please provide the disclosure required by Item 1206 of Regulation S-K, or explain why such disclosure is not required.

Standardized Measure of Discounted Future Net Cash Flows Relating to Reserves, page 112

Footnote (a), page 114

5.   We note that your future production costs reflect an increase related to the change in fuel gas methodology to reflect fuel gas production cost, rather than negative natural gas reserves. It appears that you classify proved reserves associated with fuel gas as a future cash inflow offset by a future production cost. If so, revise your presentation to remove the cash flows associated with fuel gas, as you will not generate any future revenues associated with the natural gas used as a fuel gas. Alternatively, clarify why you believe your presentation is consistent with ASC 932-235-50-31.

Form 10-Q for the Quarterly Period Ended September 30, 2010

6.   We note your response to comment 19 in our letter dated December 30, 2010, and reissue such comment. Please amend your quarterly report on Form 10-Q for the period ended September 30, 2010 to add the required signature of your principal financial or chief accounting officer. This comment also applies to your quarterly reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Via Facsimile
       J. Mark Metts, Esq.